FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 6 November, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the nine-month period
ended September 30, 2024

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended September 30,		Nine-month period ended September 30,
		2024	2023	2024	2023
	Notes	(Unaudited)		(Unaudited)
Net sales	3	2,915,487	3,237,836	9,678,708	11,453,930
Cost of sales	4	(1,935,560)	(1,973,381)	(6,213,226)	(6,548,324)
Gross profit		979,927	1,264,455	3,465,482	4,905,606
Selling, general and administrative expenses	5	(454,020)	(432,682)	(1,458,840)	(1,448,765)
Other operating income	6	16,681	39,219	42,166	51,575
Other operating expenses	6	(5,489)	(3,091)	(188,336)	(10,971)
Operating income		537,099	867,901	1,860,472	3,497,445
Finance Income	7	65,815	56,100	190,988	149,853
Finance Cost	7	(15,979)	(19,179)	(52,284)	(87,103)
Other financial results, net	7	(1,381)	30,565	(57,828)	65,116
Income before equity in earnings of non-consolidated companies and income tax		585,554	935,387	1,941,348	3,625,311
Equity in earnings (losses) of non-consolidated companies	8	7,605	(110,382)	(26,735)	38,545
Income before income tax		593,159	825,005	1,914,613	3,663,856
Income tax	9	(133,968)	(278,200)	(356,971)	(851,804)
Income for the period		459,191	546,805	1,557,642	2,812,052

Attributable to:
Shareholders' equity		448,066	537,311	1,520,232	2,788,967
Non-controlling interests		11,125	9,494	37,410	23,085
		459,191	546,805	1,557,642	2,812,052
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of outstanding ordinary shares (thousands)		1,111,716	1,180,537	1,136,971	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.40	0.46	1.34	2.36
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		0.81	0.91	2.67	4.72

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

1

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Income for the period	459,191	546,805	1,557,642	2,812,052
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	47,310	(25,078)	9,502	(6,918)
Change in value of cash flow hedges and instruments at fair value	(14,092)	4,806	144,627	(137,229)
Income tax relating to components of other comprehensive income	-	-	24,591	-
From participation in non-consolidated companies:
- Currency translation adjustment	3,579	91,001	(24,095)	106,541
- Changes in the value of cash flow hedges and instruments at fair value	1,821	(4,394)	43,979	(23,095)
	38,618	66,335	198,604	(60,701)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	-	-	(6,892)	(2,695)
Income tax on items that will not be reclassified	-	-	2,694	944
Remeasurements of post-employment benefit obligations of non-consolidated companies	(59)	-	(740)	(2,010)
	(59)	-	(4,938)	(3,761)
Other comprehensive income (loss) for the period	38,559	66,335	193,666	(64,462)
Total comprehensive income for the period	497,750	613,140	1,751,308	2,747,590

Attributable to:
Shareholders' equity	486,043	603,945	1,713,750	2,724,665
Non-controlling interests	11,707	9,195	37,558	22,925
	497,750	613,140	1,751,308	2,747,590

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

2

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

		At September 30, 2024		At December 31, 2023
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,150,671		6,078,179
Intangible assets, net	12	1,355,801		1,377,110
Right-of-use assets, net	13	149,808		132,138
Investments in non-consolidated companies	17	1,550,676		1,608,804
Other investments NC	14	1,020,808		405,631
Deferred tax assets		790,907		789,615
Receivables, net		199,459	11,218,130	185,959	10,577,436
Current assets
Inventories, net		3,762,705		3,921,097
Receivables and prepayments, net		249,754		228,819
Current tax assets		307,459		256,401
Trade receivables, net		2,079,600		2,480,889
Derivative financial instruments CA	15	8,727		9,801
Other investments C	14	2,798,807		1,969,631
Cash and cash equivalents	14	715,028	9,922,080	1,637,821	10,504,459
Total assets			21,140,210		21,081,895
EQUITY
Shareholders' equity			17,200,408		16,842,972
Non-controlling interests			219,167		187,465
Total equity			17,419,575		17,030,437
LIABILITIES
Non-current liabilities
Borrowings		14,405		48,304
Lease liabilities	13	103,121		96,598
Derivative financial instruments NCL	15	-		255
Deferred tax liabilities		479,187		631,605
Other liabilities		318,498		271,268
Provisions		87,363	1,002,574	101,453	1,149,483
Current liabilities
Borrowings		485,996		535,133
Lease liabilities	13	48,616		37,835
Derivative financial instruments CL	15	3,230		10,895
Current tax liabilities		291,032		488,277
Other liabilities		380,577		422,645
Provisions		221,870		35,959
Customer advances		324,382		263,664
Trade payables		962,358	2,718,061	1,107,567	2,901,975
Total liabilities			3,720,635		4,051,458
Total equity and liabilities			21,140,210		21,081,895

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

3

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the period	-	-	-	-	-	-	1,520,232	1,520,232	37,410	1,557,642
Currency translation adjustment	-	-	-	-	9,354	-	-	9,354	148	9,502
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,198)	-	(4,198)	-	(4,198)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	169,218	-	169,218	-	169,218
From other comprehensive income of non-consolidated companies	-	-	-	-	(24,095)	43,239	-	19,144	-	19,144
Other comprehensive income (loss) for the period	-	-	-	-	(14,741)	208,259	-	193,518	148	193,666
Total comprehensive income (loss) for the period	-	-	-	-	(14,741)	208,259	1,520,232	1,713,750	37,558	1,751,308
Repurchase of own shares (2)	-	(985,127)	-	-	-	-	-	(985,127)	-	(985,127)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	-	-	-	(280,374)	-	-	-
Changes in share buyback program liability	-	-	-	-	-	86,260	-	86,260	-	86,260
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	1,109	1,109	6	1,115
Dividends paid in cash	-	-	-	-	-	-	(458,556)	(458,556)	(5,862)	(464,418)
Balance at September 30, 2024	1,162,758	(898,935)	116,276	609,733	(1,004,912)	(309,459)	17,524,947	17,200,408	219,167	17,419,575

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2024 there were 1,162,757,528 shares issued. All issued shares are fully paid.

(2) As of September 30, 2024, the Company held 53,900,466 shares as treasury shares, and there are 1,108,857,062 outstanding shares. For more information see note 24.

(3) On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

4

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the period	-	-	-	-	-	2,788,967	2,788,967	23,085	2,812,052
Currency translation adjustment	-	-	-	(6,758)	-	-	(6,758)	(160)	(6,918)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(555)	(1,196)	(1,751)	-	(1,751)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (4)	-	-	-	-	(137,229)	-	(137,229)	-	(137,229)
From other comprehensive income of non-consolidated companies	-	-	-	106,541	(25,105)	-	81,436	-	81,436
Other comprehensive (loss) income for the period	-	-	-	99,783	(162,889)	(1,196)	(64,302)	(160)	(64,462)
Total comprehensive income (loss) for the period	-	-	-	99,783	(162,889)	2,787,771	2,724,665	22,925	2,747,590
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	540	540	37,906	38,446
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(18,967)	(420,350)
Balance at September 30, 2023	1,180,537	118,054	609,733	(1,038,898)	(488,461)	15,848,566	16,229,531	170,592	16,400,123

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2023 there were 1,180,536,830 shares issued. All issued shares were fully paid.

(2) Other reserves included mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

(4) Mainly related to change in the fair value of U.S. dollar-denominated Argentine bonds.

(5) Mainly related to Global Pipe Company (“GPC”) acquisition.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

5

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Nine-month period ended September 30,
	Notes	2024	2023
		(Unaudited)
Cash flows from operating activities
Income for the period		1,557,642	2,812,052
Adjustments for:
Depreciation and amortization	11, 12 & 13	465,073	392,163
Bargain purchase gain	6 & 23	(2,211)	(3,162)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6 & 18	177,346	-
Income tax accruals less payments	21	(222,350)	134,168
Equity in (losses) earnings of non-consolidated companies	8	26,735	(38,545)
Interest accruals less payments, net	21	(8,313)	(44,926)
Changes in provisions		(5,347)	21,935
Changes in working capital (*)	21	323,521	248,125
Others, including net foreign exchange		61,894	37,528
Net cash provided by operating activities		2,373,990	3,559,338

Cash flows from investing activities
Capital expenditures	11 & 12	(512,086)	(452,625)
Changes in advances to suppliers of property, plant and equipment		(15,483)	902
Acquisition of subsidiaries, net of cash acquired (**)	23	31,446	(104,419)
Additions to associated companies	17	-	(22,661)
Loan to joint ventures	17	(4,137)	(2,662)
Proceeds from disposal of property, plant and equipment and intangible assets		19,317	9,023
Dividends received from non-consolidated companies	17	53,136	43,513
Changes in investments in securities		(1,279,885)	(2,597,425)
Net cash used in investing activities		(1,707,692)	(3,126,354)

Cash flows from financing activities
Dividends paid	10	(458,556)	(401,383)
Dividends paid to non-controlling interest in subsidiaries		(5,862)	(18,967)
Changes in non-controlling interests		1,115	3,772
Acquisition of treasury shares	24	(985,127)	-
Payments of lease liabilities		(51,326)	(35,968)
Proceeds from borrowings		1,526,444	1,358,223
Repayments of borrowings		(1,616,771)	(1,524,973)
Net cash used in financing activities		(1,590,083)	(619,296)

Decrease in cash and cash equivalents		(923,785)	(186,312)

Movement in cash and cash equivalents
At the beginning of the period		1,616,597	1,091,433
Effect of exchange rate changes		(11,506)	(41,109)
Decrease in cash and cash equivalents		(923,785)	(186,312)
At September 30,		681,306	864,012

		At September 30,
Cash and cash equivalents		2024	2023
Cash and bank deposits		715,028	864,043
Bank overdrafts		(33,722)	(31)
		681,306	864,012

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $2.2 million for the nine-month period ended September 30, 2024 and $0.5 million for the nine-month period ended September 30, 2023.

(**) For the nine-month period ended September 30, 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the nine-month period ended September 30, 2023, related to GPC, Isoplus anticorrosion division and Republic Tube LLC’s OCTG pipe processing facility acquisitions.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

6

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in (losses) earnings of non-consolidated companies
9	Income tax
10	Dividend distribution
11	Property, plant and equipment, net
12	Intangible assets, net
13	Right-of-use assets, net and lease liabilities
14	Cash and cash equivalents and other investments
15	Derivative financial instruments
16	Category of financial instruments and classification within the fair value hierarchy
17	Investments in non-consolidated companies
18	Contingencies, commitments and restrictions to the distribution of profits
19	Cancellation of title deed in Saudi Steel Pipe Company
20	Foreign exchange control measures in Argentina
21	Cash flow disclosures
22	Related party transactions
23	Business Combinations
24	Share Buyback Program
25	Events after the reporting period

7

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 6, 2024.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2023. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the reporting dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets, impairment of investments in associates; income taxes (including recoverability of deferred tax assets); obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and property title ownership restriction. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 38 to our audited Consolidated Financial Statements for the year ended December 31, 2023.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statements under Other financial results, net.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2023.

None of the accounting pronouncements applicable after December 31, 2023, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

If necessary, comparative amounts have been reclassified to conform to changes in presentation in the current period.

8

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segments

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2024 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,793	114	1,907
Difference in cost of sales			(48)
Differences in selling, general and administrative expenses			(2)
Differences in other operating income (expenses) and others			3
IFRS - operating income			1,860
Financial income (expense), net			81
Income before equity in earnings of non-consolidated companies and income tax			1,941
Equity in (losses) of non-consolidated companies			(27)
Income before income tax			1,914

Net Sales	9,212	467	9,679
Depreciation and amortization	417	48	465

Nine-month period ended September 30, 2023 - (Unaudited)	Tubes	Other	Total
Management view - operating income	3,489	95	3,584
Difference in cost of sales			(72)
Differences in selling, general and administrative expenses			(4)
Differences in other operating income (expenses) and others			(11)
IFRS - operating income			3,497
Financial income (expense), net			128
Income before equity in earnings of non-consolidated companies and income tax			3,625
Equity in earnings of non-consolidated companies			39
Income before income tax			3,664

Net Sales	10,987	467	11,454
Depreciation and amortization	377	15	392

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in (losses) earnings of non-consolidated companies.

Following the integration of coating activities into its Tubes segment, the Company reclassified year-to-date segment information amounts accordingly.

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa	Total
Nine-month period ended September 30, 2024 - (Unaudited)
Net sales	4,394,746	1,947,546	892,735	2,443,681	9,678,708
Capital expenditures	202,147	176,126	110,340	23,473	512,086
Depreciation and amortization	265,064	92,304	61,017	46,688	465,073

Nine-month period ended September 30, 2023 - (Unaudited)
Net sales	6,176,371	2,716,588	843,172	1,717,799	11,453,930
Capital expenditures	142,374	194,093	86,042	30,116	452,625
Depreciation and amortization	216,398	83,635	55,113	37,017	392,163

9

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Saudi Arabia, Canada, Mexico and Brazil.

No single customer comprised more than 10% of Tenaris’s net sales in the nine-month period ended September, 30, 2024 and 2023.

Tenaris maintains a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), one of the world’s largest crude oil and condensates producers and one of its largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in Tenaris having a significant credit exposure to Pemex, which represented approximately 20% of the Company’s overall credit exposure as of September 30, 2024. The Company has not historically had any material write-offs due to uncollectible accounts receivable relating to this customer. Although the parties are in continuous conversations and Pemex is making partial payments on a periodic basis, at this stage the Company cannot predict whether or not its exposure to Pemex will be reduced, or the timing for any such reduction.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the nine-month period ended September 30, 2024 and 2023, revenues related to governmental institutions represented approximately 29% and 26% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Nine-month period ended September 30,
Revenues Tubes	2024	2023
	(Unaudited)
Oil & gas	7,967	9,600
Oil & gas processing plants	423	643
Industrial, power and others	522	689
Coating services to third parties	300	55
Total	9,212	10,987

4	Cost of sales

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Inventories at the beginning of the period	3,921,097	3,986,929
Changes in inventories due to business combinations (*)	(3,584)	51,212
Plus: Charges of the period
Raw materials, energy, consumables and other	3,604,935	3,981,560
Services and fees	331,951	317,525
Labor cost	1,108,113	1,032,284
Depreciation of property, plant and equipment	352,348	306,556
Amortization of intangible assets	8,912	8,791
Depreciation of right-of-use assets	24,258	21,902
Maintenance expenses	331,318	309,619
Allowance for obsolescence	20,951	12,571
Taxes	103,235	237,589
Other	172,397	166,668
	6,054,834	6,446,277
Less: Inventories at the end of the period	(3,762,705)	(3,884,882)
	6,213,226	6,548,324

(*) For the nine-month period ended September, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the nine-month period ended September, 30, 2023, related to GPC and Isoplus anticorrosion coating division acquisitions.

10

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Services and fees	136,309	119,568
Labor cost	534,483	472,649
Depreciation of property, plant and equipment	19,033	15,897
Amortization of intangible assets	32,177	24,418
Depreciation of right-of-use assets	28,345	14,599
Freights and other selling expenses	483,824	542,975
Provisions for contingencies	24,307	40,066
Allowances for doubtful accounts	(812)	3,255
Taxes	119,072	137,065
Other	82,102	78,273
	1,458,840	1,448,765

6	Other operating income (expense), net

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Other operating income
Results from sundry assets	11,803	9,231
Net rents	3,336	3,702
Bargain purchase gain	2,211	3,162
Result on sale of Venezuela awards	-	33,341
Other income	24,817	2,139
	42,167	51,575
Other operating expenses
Contributions to welfare projects and non-profits organizations	(13,820)	(10,729)
Allowance for doubtful receivables	(641)	(242)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(173,876)	-
	(188,337)	(10,971)
Total	(146,170)	40,604

Bargain purchase gain: For the nine-month period ended September 30, 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the nine-month period ended September 30, 2023, related to Isoplus anticorrosion coating division acquisition.

Result on sale of Venezuela awards: For the nine-month period ended September 30, 2023, related to the transfer of the awards obtained in connection with the nationalizations of the Company’s interests in its majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A., Matesi Materiales Siderúrgicos S.A. and Complejo Siderúrgico de Guayana, C.A.

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: For the nine-month period ended September 30, 2024, related to the provision described in note 18 (i) “CSN claims relating to the January 2012 acquisition of Usiminas”, and does not include the net foreign exchange result.

11

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Interest income	178,595	143,287
Net result on changes in FV of financial assets at FVTPL	12,393	6,566
Finance income	190,988	149,853
Finance cost	(52,284)	(87,103)
Net foreign exchange transactions results	21,895	70,131
Net foreign exchange derivatives contracts results	4,460	(4,760)
Other	(84,183)	(255)
Other financial results, net	(57,828)	65,116
Net financial results	80,876	127,866

Finance Income: For the nine-month period ended September, 30, 2024, includes $32.5 million of interest related to instruments carried at FVTPL and includes $64.4 million of interest related to instruments carried at FVTOCI.

For the nine-month period ended September, 30, 2023, includes $46.2 million of interest related to instruments carried at FVTPL and includes $18.6 million of interest related to instruments carried at FVTOCI.

Other: For the nine-month period ended September, 30, 2024, mainly related to the cumulative result of the U.S. dollar denominated Argentine bonds previously recognized in Other Comprehensive Income. For more information see note 20.

8	Equity in (losses) earnings of non-consolidated companies

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
From non-consolidated companies	(26,735)	48,038
Remeasurement of previously held interest	-	4,506
Bargain purchase gain	-	11,487
Net loss related to participation increase in Usiminas	-	(25,486)
	(26,735)	38,545

From non-consolidated companies: For the nine-month period ended September 30, 2024, includes a loss of $85.9 million related to a provision for the ongoing litigation related to the acquisition of participation in Usiminas.

Remeasurement of previously held interest and Bargain purchase gain: For the nine-month period ended September 30, 2023, related to GPC acquisition.

9	Income tax

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
Current tax	(509,815)	(663,427)
Deferred tax	152,844	(188,377)
Tax charge	(356,971)	(851,804)

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect from January 1, 2024. The group applies the exception to not recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. In the nine-month period ended September, 30, 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $40.6 million.

12

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

10	Dividend distribution

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 22, 2023, in the amount of $0.20 per outstanding share ($0.40 per ADS). The balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $459 million. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $694 million.

On May 3, 2023, the Company’s shareholders approved an annual dividend in the amount of $0.51 per share ($1.02 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 23, 2022, in the amount of $0.17 per share ($0.34 per ADS). The balance, amounting to $0.34 per share ($0.68 per ADS), was paid on May 24, 2023, for an amount of approximately $401 million. In the aggregate, the interim dividend paid in November 2022 and the balance paid in May 2023 amounted to approximately $602 million.

11	Property, plant and equipment, net

	2024	2023
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	6,078,179	5,556,263
Currency translation adjustment	7,083	(3,911)
Changes due to business combinations (*)	(10,463)	268,118
Additions	469,409	420,644
Disposals / Consumptions	(17,010)	(7,910)
Transfers / Reclassifications	(5,146)	(196)
Depreciation charge	(371,381)	(322,453)
At September 30,	6,150,671	5,910,555

(*) For the nine-month period ended September, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the nine-month period ended September, 30, 2023, related to GPC, Isoplus anticorrosion coating division and Republic Tube LLC’s OCTG pipe processing facility acquisitions.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $32.6 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brough by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 18 (i) “CSN claims relating to the January 2012 acquisition of Usiminas”.

For a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79% interest, see note 19.

12	Intangible assets, net

	2024	2023
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,377,110	1,332,508
Currency translation adjustment	169	(30)
Changes due to business combinations (*)	(28,212)	5,163
Additions	42,677	31,981
Transfers / Reclassifications	5,146	196
Amortization charge	(41,089)	(33,209)
At September 30,	1,355,801	1,336,609

(*) For the nine-month period ended September, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the nine-month period ended September, 30, 2023, related to GPC, Isoplus anticorrosion coating division and Republic Tube LLC’s OCTG pipe processing facility acquisitions.

13

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

13	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2024	2023
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	132,138	111,741
Currency translation adjustment	45	(21)
Increase due to business combinations (*)	-	1,451
Additions	72,944	42,801
Disposals / Consumptions	(2,716)	(2,495)
Depreciation charge	(52,603)	(36,501)
At September 30,	149,808	116,976

(*) For the nine-month period ended September, 30, 2023, related to GPC acquisition.

Right-of-use assets, net by underlying category

	At September 30,	At December 31,
	2024	2023
	(Unaudited)
Land and Civil Buildings	33,506	38,492
Industrial Buildings, Plant and Production Equipment	91,399	72,813
Vehicles, furniture and fixtures	22,176	17,988
Others	2,727	2,845
	149,808	132,138

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2024	2023
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	134,432	112,177
Translation differences	(1,633)	969
Changes due to business combinations (*)	(37)	1,361
Additions	72,630	42,786
Cancellations	(3,067)	(2,667)
Repayments of lease liabilities including interests	(54,963)	(38,340)
Interest accrued	4,375	2,893
At September 30,	151,737	119,179

(*) For the nine-month period ended September, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the nine-month period ended September, 30, 2023, related to GPC acquisition.

As of September 30, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 32%, 45% and 23%, respectively.

As of September 30, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 27%, 46% and 27%, respectively.

14

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

14	Cash and cash equivalents and other investments

	At September 30,	At December 31,
	2024	2023
Cash and cash equivalents	(Unaudited)
Cash at banks	246,222	370,487
Liquidity funds	335,060	223,424
Short-term investments	133,746	1,043,910
	715,028	1,637,821

Other investments - current
Bonds and other fixed income	1,411,246	834,281
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,020,661	896,166
Fund investments	366,900	239,184
	2,798,807	1,969,631
Other investments - non-current
Bonds and other fixed income	993,414	398,220
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	20,060	-
Others	7,334	7,411
	1,020,808	405,631

15	Derivative financial instruments

	At September 30,	At December 31,
	2024	2023
	(Unaudited)
Other derivatives	8,727	9,801
Contracts with positive fair values	8,727	9,801

Other derivatives	3,230	11,150
Contracts with negative fair values	3,230	11,150

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

15

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

16	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2024 and December 31, 2023.

	Carrying	Measurement Categories		At Fair Value
September 30, 2024 - (Unaudited)	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	715,028	379,968	335,060	335,060	-	-
Other investments	2,798,807	1,020,661	1,778,146	1,778,146	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,020,661	1,020,661	-	-	-	-
U.S. Sovereign Bills	49,243	49,243	-	-	-	-
Certificates of Deposits	531,268	531,268	-	-	-	-
Commercial Papers	223,222	223,222	-	-	-	-
Other notes	216,928	216,928	-	-	-	-
Bonds and other fixed income	1,411,246	-	1,411,246	1,411,246	-	-
U.S. government securities	771,035	-	771,035	771,035	-	-
Non - U.S. government securities	27,767	-	27,767	27,767	-	-
Corporates securities	602,299	-	602,299	602,299	-	-
Other notes	10,145	-	10,145	10,145	-	-
Mutual Fund	366,900	-	366,900	366,900	-	-
Derivative financial instruments	8,727	-	8,727	-	8,727	-
Other Investments Non-current	1,020,808	20,060	1,000,748	993,414	-	7,334
Bonds and other fixed income	993,414	-	993,414	993,414	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	20,060	20,060	-	-	-	-
Other investments	7,334	-	7,334	-	-	7,334
Trade receivables	2,079,600	2,079,600	-	-	-	-
Receivables C and NC	449,213	165,020	-	-	-	-
Other receivables	165,020	165,020	-	-	-	-
Other receivables (non-financial)	284,193	-	-	-	-	-
Total		3,665,309	3,122,681	3,106,620	8,727	7,334
Liabilities
Borrowings C and NC	500,401	500,401	-	-	-	-
Trade payables	962,358	962,358	-	-	-	-
Other liabilities C and NC	699,205	7,040	-	-	-	-
Other liabilities	7,040	7,040	-	-	-	-
Other liabilities (non-financial)	692,165	-	-	-	-	-
Lease Liabilities C and NC	151,737	151,737	-	-	-	-
Derivative financial instruments	3,230	-	3,230	-	3,230	-
Total		1,621,536	3,230	-	3,230	-

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

16

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Carrying	Measurement Categories		At Fair Value
December 31, 2023	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,637,821	1,414,397	223,424	223,424	-	-
Other investments	1,969,631	896,166	1,073,465	1,073,465	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	896,166	896,166	-	-	-	-
U.S. Sovereign Bills	282,225	282,225	-	-	-	-
Certificates of deposits	334,637	334,637	-	-	-	-
Commercial papers	196,708	196,708	-	-	-	-
Other notes	82,596	82,596	-	-	-	-
Bonds and other fixed income	834,281	-	834,281	834,281	-	-
U.S. government securities	126,399	-	126,399	126,399	-	-
Non-U.S. government securities	10,943	-	10,943	10,943	-	-
Corporates securities	696,939	-	696,939	696,939	-	-
Mutual Fund	239,184	-	239,184	239,184	-	-
Derivative financial instruments	9,801	-	9,801	-	9,801	-
Other Investments Non-current	405,631	-	405,631	398,220	-	7,411
Bonds and other fixed income	398,220	-	398,220	398,220	-	-
Other investments	7,411	-	7,411	-	-	7,411
Trade receivables	2,480,889	2,480,889	-	-	-	-
Receivables C and NC	414,778	93,144	-	-	-	-
Other receivables	93,144	93,144	-	-	-	-
Other receivables (non-financial)	321,634	-	-	-	-	-
Total		4,884,596	1,712,321	1,695,109	9,801	7,411
Liabilities
Borrowings C and NC	583,437	583,437	-	-	-	-
Trade payables	1,107,567	1,107,567	-	-	-	-
Other liabilities C and NC (*)	693,913	-	86,240	-	-	86,240
Other liabilities	86,240	-	86,240	-	-	86,240
Other liabilities (non-financial)	607,673	-	-	-	-	-
Lease Liabilities C and NC	134,433	134,433	-	-	-	-
Derivative financial instruments	11,150	-	11,150	-	11,150	-
Total		1,825,437	97,390	-	11,150	86,240

(*) Includes liability related to share buyback program. See note 24 to these Consolidated Condensed Interim Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

17

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2023, main balances in this level included a liability related to the shares to be settled under the share buyback program which was concluded during the nine-month period ended September 30, 2024. For more information see note 24.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main borrowings is approximately 99.6% of its carrying amount including interests accrued as of September 30, 2024 as compared with 99.8% as of December 31, 2023. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

17	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 14 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

	Nine-month period ended September 30,
	2024	2023
	(Unaudited)
At the beginning of the period	1,608,804	1,540,646
Translation differences	(24,095)	106,541
Equity in (losses) earnings of non-consolidated companies	(26,735)	48,038
Dividends and distributions received	(50,537)	(41,348)
Acquisition of non-consolidated companies	-	22,661
Decrease due to step-acquisition	-	(23,453)
Net loss related to participation increase in Usiminas	-	(25,486)
Increase / (decrease) in equity reserves and others	43,239	(25,105)
At the end of the period	1,550,676	1,602,494

Dividends and distributions received: These dividends are derived from our investments in Ternium and Usiminas. During the nine-month period ended September 30, 2024 and 2023 $53.1 million and $43.5 million were respectively collected.

Acquisition of non-consolidated companies: For the nine-month period ended September 30, 2023, related to the investment in Usiminas.

Decrease due to step-acquisition: During the nine-month period ended September 30, 2023 related to GPC acquisition.

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s suppliers of round steel bars and flat steel products for its pipes business.

As of September 30, 2024, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $36.91 per ADS, giving Tenaris’s ownership stake a market value of approximately $847.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,374.7 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

18

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

b)	Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of September 30, 2024, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL6.01 ($1.10) and BRL6.24 ($1.15), respectively, giving Tenaris’s ownership stake a market value of approximately $53.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $ 115.4 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of September 30, 2024, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of September 30, 2024, the carrying value of Tenaris’s ownership stake in Techgen was approximately $57.9 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of September 30, 2024, Tenaris’s exposure under these agreements amounted to $37.0 million and $16.6 million, respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of September 30, 2024, the aggregate outstanding principal amount under these subordinated loans was $300.1 million, of which $66.0 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de Mexico, S.A., of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of September 30, 2024, amounted to $10.9 million.

18	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

19

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleged that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote.

On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns. Depending on how the indemnification is calculated by other courts (including as to the calculation of monetary adjustment and interest), as determined pursuant to the prevailing vote at the SCJ, and interest through September 30, 2024, the potential aggregate indemnification payable by Confab could reach up to BRL966.2 million (approximately $177.3 million at the BRL/$ rate as of such date). On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. The T/T Group’s motion is still pending, and there is no specific deadline for the SCJ to rule on these filings.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above.

The Company also believes that the June 18, 2024 SCJ decision on CSN’s motion for clarification is contrary to applicable substantive and procedural law and Confab will file all available motions and appeals against the SCJ decision.

20

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

Notwithstanding the foregoing, in light of the recent SCJ decision, the Company cannot predict the ultimate resolution on the matter.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL107.7 million (approximately $19.8 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL92.4 million (approximately $17.0 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. On August 28, 2024, the court issued a decision rejecting certain procedural objections and accepting other objections on the merits of the case raised by Confab. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Petrobras-related proceedings and claims

Upon learning that Brazilian, Italian and Swiss authorities were investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

21

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of September 30, 2024, the aggregate amount of these claims was estimated at BRL327.7 million (or approximately $60.1 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“CGU”), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities referred to in certain 2019 administrative proceedings; the commission is required to complete its investigation within 180 days. Confab has not been served notice of either CGU’s March 2024 resolution or the 2019 administrative proceedings and, as a result, the Company cannot express a view on such administrative proceedings.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision. Special appeals were filed by Confab in July 2023 and by the Brazilian General Tax Attorney in September 2023. The parties are currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL61.8 million (approximately $11.3 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

22

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2024, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $29.8 million.

▪	A Mexican subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024. As of September 30, 2024, the estimated aggregate contract amount calculated at current prices, was approximately $20.0 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for the year ended December 31, 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ended December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during the nine-month period ended on September 30, 2023 and 2024.

▪	A Brazilian subsidiary of the Company entered into a contract with Usiminas from which it committed to purchase steel coils for a remaining amount of approximately $5.1 million to use for manufacturing welded pipes for the Raia fields project in Brazil.

▪	Certain subsidiaries of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $26.7 million in case of early termination.

▪	Certain subsidiaries of the Company entered into agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of September 30, 2024, the amount related to these commitments was $104.5 million.

▪	An Argentine subsidiary of the Company entered into agreements with COARCO S.A. for execution of civil and electrical works, including auxiliary services, related with the construction of a wind farm in Argentina. As of September 30, 2024, the amount related to these commitments was $41.0 million.

▪	A U.S. subsidiary of the Company entered into a one-year agreement with U.S. Steel Corporation under which it is committed to take or pay on a monthly basis a specified minimum volume of steel billets, at prices calculated on a monthly basis. As of September 30, 2024, the estimated aggregate contract amount, calculated at current prices, stands at approximately $42.6 million.

23

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 17 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $4.0 billion as of September 30, 2024.

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced. As of September 30, 2024, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

19	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

20	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Condensed Interim Financial Statements the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has remained stable during the nine-month period ended September 30, 2024, but it is unclear if it will be further modified in the short term.

▪	Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred for 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party). These transactions are subject to a 25% tax.

24

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Access to the MULC to pay for imports of goods with customs clearance as from December 13, 2023, does not require government approval. Payment of the price of such imports is deferred for varying periods of time depending on the date of customs clearance; in the case of imports of goods with customs clearance on or after October 21, 2024, the price may be paid in full as from the 30th calendar day as from the date of custom clearance. Advance payments or at sight cannot be made. In September 2024, the government reduced the rate of tax on imports from 17.5% to 7.5%.

▪	Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the MULC at the official exchange rate.

Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, in the past, the Argentine Securities Commission imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers. It is still unclear if or when the new Argentine Securities Commission’s authorities will eliminate or loosen the remaining restrictions.

The exchange rate of the Argentine peso against the U.S. dollar devaluated by more than 100% upon the change of government in December 2023. Since then, the new Administration maintains a “crawling peg” policy by devaluating the Argentine currency at a rate of approximately 2% per month. The extent and rate of the crawling peg remains unclear. Tenaris’s financial position in Argentine pesos as of September 30, 2024, amounted to a net short exposure of approximately $89.1 million. In the event of an additional devaluation, our Argentine subsidiaries, which hold U.S. dollar-denominated Argentine bonds for an aggregated value of $290.8 million, may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

As of September 30, 2024, the total equity of Argentine subsidiaries represented approximately 10% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the period ended September 30, 2024, amounted approximately to 20% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of September 30, 2024, are valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

25

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

21	Cash flow disclosures

		Nine-month period ended September 30,
		2024	2023
(i)	Changes in working capital (*)
	Inventories	160,769	150,381
	Receivables and prepayments and current tax assets	(59,664)	(50,766)
	Trade receivables	403,765	356,633
	Other liabilities	(76,187)	107,798
	Customer advances	45,695	(111,295)
	Trade payables	(150,857)	(204,626)
		323,521	248,125
(ii)	Income tax accruals less payments
	Tax accrued	356,971	851,804
	Taxes paid	(579,321)	(717,636)
		(222,350)	134,168
(iii)	Interest accruals less payments, net
	Interest accrued, net	(138,704)	(62,750)
	Interest received	177,186	95,186
	Interest paid	(46,795)	(77,362)
		(8,313)	(44,926)

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

22	Related party transactions

As of September 30, 2024:

▪	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 61.37% of the Company’s share capital and 64.36% of the voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s share capital and 0.08% of the voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “other related parties”.

26

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following transactions were carried out with related parties:

		Nine-month period ended September 30,
		2024	2023
(i)	Transactions	(Unaudited)
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	33,016	42,789
	Sales of goods to other related parties	63,920	91,869
	Sales of services and others to associated companies	801	1,060
	Sales of services and others to joint ventures	104	100
	Sales of services and others to other related parties	86,710	77,340
		184,551	213,158
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	124,743	254,972
	Purchases of goods to joint ventures	12,886	51,873
	Purchases of goods to other related parties	56,884	32,826
	Purchases of services and others to associated companies	13,842	8,431
	Purchases of services and others to other related parties	31,769	62,916
		240,124	411,018
	(c) Financial Results
	Income from joint ventures	4,671	4,401
		4,671	4,401
	(d) Dividends
	Dividends received from associated companies	50,537	41,348
	Dividends distributed to Techint Holdings S.àr.l.	285,469	242,626

		At September 30,	At December 31,
		2024	2023
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	3,830	7,589
	Receivables from joint ventures	67,711	63,374
	Receivables from other related parties	29,928	62,986
	Payables to associated companies	(21,328)	(21,012)
	Payables to joint ventures	(11,863)	(28,361)
	Payables to other related parties	(11,750)	(11,488)
		56,528	73,088
	(b) Financial debt
	Lease liabilities from associated companies	(1,234)	(1,459)
	Lease liabilities from other related parties	(306)	(375)
		(1,540)	(1,834)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, see note 17 (c) and note 18 (ii). No other material guarantees were issued in favor of other related parties.

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Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

23	Business Combinations

Acquisition of the Pipe Coating Business Unit of Mattr

▪	Acquisition and price determination

On November 30, 2023, Tenaris completed the acquisition of Mattr’s pipe coating business unit and other specific assets for $182.6 million paid in cash. Under the purchase contract, the acquisition price was paid based on an estimated closing statement and the final price was subject to a true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On July 31, 2024, the parties entered into a settlement agreement, pursuant to which the parties agreed that the aggregate shortfall payment payable by Mattr to Tenaris amounted to $32.3 million and, accordingly, the final purchase price was $150.2 million.

The business acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the U.S. and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The Company consolidated the balances and results of operations of the acquired business as from November 30, 2023.

For the nine-month period ended September 30, 2024, the acquired business contributed revenues of $284.1 million, represented a minor contribution to Tenaris’s results, and was initially assigned to the Other segment but subsequently reclassified to the Tubes segment.

▪	Fair value of net assets acquired

The application of the acquisition method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based on discounted cash flows and other valuation techniques.

The purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the period ended September 30, 2024, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as property, plant and equipment, intangible assets, working capital and other assets and liabilities.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (November 30, 2023):	$ million
Property, plant and equipment	115
Intangible assets	14
Working capital	(2)
Cash and cash equivalents	20
Provisions	(7)
Other assets and liabilities, net	11
Net assets acquired	152

The fair value of the net assets acquired shown above amounted to approximately $152.5 million. As a result of the acquisition, Tenaris recognized during the nine-month period ended September 30, 2024, a bargain purchase for approximately $2.2 million, recorded in Other operating income.

Acquisition-related costs for the year ended December 31, 2023, amounted to $1.1 million and were included in general and administrative expenses.

Acquisition-related costs for the nine-month period ended September 30, 2024, amounted to $1.3 million and were included in general and administrative expenses.

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Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

24	Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, which may be renewed or extended, up to a maximum of 10% of the Company’s shares.

The program was divided into four tranches and was completed on August 2, 2024.

For purposes of carrying out each tranche of the buyback program, Tenaris entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the entire program, which ran from November 5, 2023, to (and including) August 2, 2024, the Company purchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital at the beginning of the program, for a total consideration of $1.2 billion. During the nine-month period ended September 30, 2024, the Company purchased 59,031,677 shares, for $985.1 million. During the year ended December 31, 2023, the Company purchased 12,648,091 shares, for a value of $213.7 million.

On April 30, 2024, the extraordinary shareholders meeting approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company, which had been acquired throughout the first tranche of its share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective April 30, 2024, the share capital of the Company was reduced from $1,180,536,830 (represented by 1,180,536,830 shares with a par value of $1 per share) to $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share).

As of September 30, 2024, the Company held 53,900,466 shares as treasury shares. The Company intends to cancel all treasury shares purchased under the program in due course.

As of December 31, 2023, the Company held a liability in connection to the shares to be settled under the first tranche of the buyback program that amounted to $86.2 million, valued at fair value.

Further information on the buyback transactions is available on Tenaris’s corporate website under the Share Buyback Program Section.

25	Events after the reporting period

Interim Dividend Payment

On November 6, 2024, the Company’s Board of Directors approved the payment of an interim dividend of $0.27 per outstanding share ($0.54 per ADS), or approximately $300 million, payable on November 20, 2024, with record date on November 19, 2024 and ex-dividend date of November 18, 2024 in Europe and November 19, 2024 in the United States and Mexico.

Follow-on Share Buyback Program

Tenaris’s Board of Directors approved a follow-on share buyback program for up to $700 million under the authority granted by the annual general meeting of shareholders held on June 2, 2020.

Under the previous $1.2 billion share buyback, which ran from November 5, 2023 to August 2, 2024, the Company purchased a total number of ordinary shares representing 6.07% of its total issued share capital measured as at the launch of the program. This follow-on share buyback program will cover up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares representing the remainder 3.93% of the Company’s issued share capital (measured also as at the launch of the original program) that may be repurchased under the above-referred authority (which authorizes repurchases up to a maximum of 10% of the share capital).

29

Consolidated Condensed Interim Financial Statements
For the nine-month period ended September 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

The decision and opportunity of launching this follow-on buyback program is driven by the Company’s significant cash flow generation and strong balance sheet.

The follow-on buyback program is expected to be launched in the near future and finish by March 26, 2025. It will be executed by a primary financial institution on the Milan Stock Exchange, with the intention to cancel the ordinary shares acquired through the program.

The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

Tenaris will provide updates on the buyback program via press releases and on the Investors section of its corporate website. The buybacks will be carried out subject to market conditions and in compliance with applicable laws and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

Alicia Móndolo

Chief Financial Officer

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